UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT

For the semiannual period ended June 30, 2025.

ROCKSTAR CAPITAL GROUP LLC

Arkansas	6500	88-4161726
(State or Other Jurisdiction of Incorporation)	(Primary Standard Classification Code)	(IRS Employer Identification No.)

Brandon Rooks

Chief Executive Officer

10333 Windy Trail

Bentonville, AR 72712

Telephone: 913-827-3517

(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

Please send copies of all correspondence to:

Pino Law Group PLLC

99 S. New York Ave.

Winter Park, FL 32789

Telephone: 407-206-6577

Email: ljp@PinoLawGroup.com

(Name, address, including zip code, and telephone number,
including area code, of agent for service)

ROCKSTAR CAPITAL GROUP LLC

FOR THE SEMIANNUAL PERIOD ENDED JUNE 30, 2023

PART II.

Forward-Looking Statements

The following information contains certain forward-looking statements. Forward-looking statements are statements that estimate the happening of future events and are not based on historical fact. Forward-looking statements may be identified by the use of forward-looking terminology, such as “may,” “could,” “expect,” “estimate,” “anticipate,” “plan,” “predict,” “probable,” “possible,” “should,” “continue,” or similar terms, variations of those terms or the negative of those terms. The forward-looking statements specified in the following information have been compiled by our management on the basis of assumptions made by management and considered by management to be reasonable. Our future operating results, however, are impossible to predict and no representation, guaranty, or warranty is to be inferred from those forward- looking statement

ITEM 1: MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The Company is an Arkansas Limited Liability Company formed on October 5, 2022 for the purpose of raising capital to engage in the business of investing in all forms of real estate, primarily by providing financing to affiliated and unaffiliated Borrowers (“Investment Activities”). In accordance with the Securities and Exchange Commission ("SEC") regulations, we present this Management's Discussion and Analysis ("MD&A") to provide shareholders, potential investors, and other interested parties with an overview of Rockstar Capital Group LLC's ("the Company") financial condition, results of operations, and future prospects. This MD&A should be read in conjunction with the Company's Offering Circular dated July 12, 2023, filed pursuant to Regulation A of the Securities Act of 1933, as amended.

As outlined in the Offering Circular, Rockstar Capital Group LLC was formed with the primary goal of raising capital for investment in various land financing opportunities. Our primary focus remains on borrowers engaged in the acquisition, permitting, and development of land, particularly in the southeastern United States. While the initial setup of operations has taken longer than anticipated, as previously outlined in our last 1-SA filing for the semiannual period ending June 30, 2024, we are now fully optimizing and implementing the internal processes designed to facilitate our investment strategy.

In alignment with our strategic objectives, we continue to conduct thorough due diligence on investment opportunities within our geographic focus in the southeastern United States. This diligence process remains comprehensive, incorporating detailed financial analysis, legal reviews, and site-specific assessments. Our evaluation standards require that we engage only in transactions that meet strict thresholds for risk management and expected returns. Since the qualification of our Offering Circular, much of our effort has been directed toward maintaining and servicing a dynamic deal pipeline. This pipeline is not static; it evolves with market conditions and reflects both near-term challenges and longer-term growth opportunities. Although borrower delays in 2025 and now 2026 have temporarily impacted the timing of capital deployment and distributions, the pipeline continues to serve as the foundation of our investment strategy by aligning our portfolio with projects that meet our standards for quality and return potential.

From a financial perspective, our approach to capital deployment remains disciplined, though liquidity in the first half of 2025 was constrained by delayed borrower payments and contract extensions. These short-term pressures required us to stagger certain distributions. Nevertheless, our expense management practices have kept the Company lean and adaptable, ensuring that operations continue efficiently despite the broader market environment. We believe this disciplined posture positions the Company to benefit as delayed transactions close and as capital recycling accelerates in late 2025 and into 2026.

As of mid-2025, cumulative sales closings among our borrowers totaled approximately $24 million, with an additional $124.8 million in scheduled closings projected by year-end and $146.7 million anticipated in the first half of 2026. These figures reflect both the resilience of our borrowers and the structural demand for land assets in Sun Belt markets. In addition to these forward commitments, our strategic partners have continued expanding their reach, securing new contracts with national builders and initiating closings on multi-million-dollar scattered lot packages. While the timeline for execution has been extended in some cases, the scope of their pipeline underscores the ongoing opportunity for capital deployment and reinforces the Company’s long-term positioning.

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Housing demand and affordability weakened materially, with the spring 2025 selling season reported as the softest in over a decade. Contract cancellations reached record highs in July, with approximately 15.3% of pending sales falling through, particularly in Florida, Texas, and the Atlanta metropolitan area. In response, publicly traded homebuilders shifted their strategies, prioritizing sales volume over profitability. Builders such as Lennar and Pulte offered unprecedented incentives—ranging from $50,000 to $60,000 per home in certain communities—to sustain sales momentum. Lot supply has also increased, with Zonda’s Lot Supply Index reaching a five-year high during the second quarter. While this expansion in available lots has introduced short-term pricing pressure, it also presents opportunities for builders to replenish land pipelines at more favorable terms. Construction trends were mixed nationwide, with a notable rebound in the South, where single-family housing starts rose 22% year-over-year in July. Even so, industry participants such as Builders FirstSource have commented that conditions remain more challenging than headline figures suggest, with unsold inventory levels reaching their highest point since 2009.

Despite these headwinds, institutional investor sentiment toward the housing sector has remained constructive. Berkshire Hathaway’s nearly $1 billion investment into Lennar and D.R. Horton during the summer of 2025 demonstrates that long-term confidence in the U.S. housing market remains intact. This institutional support underscores our conviction that, while borrowers may face temporary delays in closings and payments, the fundamentals of our investment model remain sound.

Against this backdrop, our strategy of financing shovel-ready, fully entitled land continues to provide resilience. Homebuilders, even when offering incentives or navigating contract cancellations, must ultimately secure lots in order to sustain operations and meet demand. By maintaining exposure to permitted land assets in high-growth Sun Belt and Southeast markets, the Company remains well positioned to benefit as broader market conditions stabilize and as institutional capital flows reinforce the housing sector’s recovery trajectory.

We remain confident that Rockstar Capital Group is well-positioned to leverage its strategic partnerships with established borrowers and national homebuilders. Our focus on financing fully entitled, shovel-ready land continues to serve as a differentiator, ensuring that our capital is directed toward assets homebuilders must ultimately acquire in order to sustain their operations. These partnerships, and the consistent demand for entitled land, reinforce our role as a critical funding source in the Southeast housing market.

Operationally, the Company continues to strengthen its internal infrastructure. Our team has expanded its administrative and servicing capacity to support investor communications, reporting, and oversight of borrower activities. We have also invested in marketing and branding initiatives to broaden awareness of our platform and ensure alignment with institutional standards. These measures are designed to improve transparency, operational efficiency, and scalability as we navigate a more complex market environment. Although the first half of 2025 has required patience due to delayed borrower payments and contract extensions, our financial management practices and disciplined investment standards remain unchanged. We believe these practices position the Company to benefit from the significant volume of transactions anticipated in late 2025 and into 2026. By maintaining focus on our core strategy and strengthening both our external relationships and internal capabilities, Rockstar Capital Group is positioned to continue delivering resilient performance and long-term value to our investors.

ITEM 2: OTHER INFORMATION

None.

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ROCKSTAR CAPITAL GROUP LLC

F-1

ROCKSTAR CAPITAL GROUP LLC

BALANCE SHEETS

AS OF JUNE 30, 2025 AND DECEMBER 31, 2024

	6/30/2025 (unaudited)	12/31/2024 (audited)
ASSETS
Current Assets
Cash	$452,958	$599,407
Inventories	6,461,732	6,562,703
Interest receivable	3,731,527	1,775,666
Total Current Assets	10,646,217	8,937,776
Other Assets
Lot assignments	112,716	6,978,578
Notes receivable	43,945,026	28,667,434
Investment - cost basis	450,238	450,238
Goodwill	6,039,792	6,039,792
Total Other Assets	50,547,772	42,136,042
TOTAL ASSETS	$61,193,989	$51,073,818
LIABILITIES AND EQUITY
Current liabilities
Accounts payable	22,486	-
Due to affiliates	12,936	164,646
Escrow deposits	72,542	72,542
Preferred returns payable	1,462,635	1,314,713
Total Liabilities	$1,570,599	$1,551,901
Equity
Nonvoting preferred shares - 75,000 shares authorized ($1,000 par value) - 52,959 issued and outstanding at December 31, 2024	54,886,910	48,167,448
Net income	-
Retained Earnings	4,736,480	1,354,469
Total members' equity	59,623,390	49,521,917
TOTAL LIABILITIES AND EQUITY	$61,193,989	$51,073,818

The accompanying notes are an integral part of the financial statements

F-2

ROCKSTAR CAPITAL GROUP LLC

STATEMENTS OF OPERATIONS AND CHANGES IN EQUITY

FOR THE SEMIANNUAL PERIOD ENDED JUNE 30, 2025

	6/30/2025 (unaudited)	6/30/2024 (unaudited)

Beginning Balance	$48,167,448	$595,767
Preferred Members (1,000 par value)	4,660,630	44,560,000
Retained earnings	1,354,469	1,071,019
Net Gain (Loss)	5,440,843	540,104
Ending Balance	$59,623,390	$46,766,890

The accompanying notes are an integral part of the financial statements

F-3

ROCKSTAR CAPITAL GROUP LLC

STATEMENTS OF CASH FLOWS

FOR THE SEMIANNUAL PERIOD ENDED JUNE 30, 2025

	6/30/2025 (unaudited)	6/30/2024 (unaudited)
OPERATING ACTIVITIES
Net Income	$5,440,843	$539,256
Adjustments to reconcile Net Income to Net Cash provided by operations:
Lots held for resale	100,971	(212,373)
Preferred returns payable	147,922	-
Affiliate receivable	-	2,500
Lot assignments	6,865,862	500,000
Promissory notes receivable	1,340,903	484,415
Credit card	22,486	10,413
Accounts payable	(151,710)	-
Interest receivable	(1,955,861)	-
Preferred returns payable	-	(1,043,162)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	6,370,573	(258,207)
Net cash provided by operating activities	11,811,416	281,049
INVESTING ACTIVITIES
Promissory Notes Receivable	(19,320,582)	(3,891,630)
Promissory Note Receivables	2,702,086	-
Net cash provided by investing activities	(16,618,496)	(3,891,630)
FINANCING ACTIVITIES
Preferred member contributions	6,752,462	4,769,587
Preferred member distributions	(2,091,831)	(2,960,830)
Net cash provided by financing activities	4,660,631	1,808,757
Net cash increase for period	(146,449)	(1,801,824)
Cash at beginning of period	599,407	2,050,918
Cash at end of period	$452,958	$249,094

The accompanying notes are an integral part of the financial statements

F-4

ROCKSTAR CAPITAL GROUP LLC

INCOME STATEMENT

FOR THE SEMIANNUAL PERIOD ENDED JUNE 30, 2025

	6/30/2025 (unaudited)	6/30/2024 (unaudited)
Income
Assignment fee income	$3,264,070	$557,641
Real estate sales	281,921	9,112
Interest Income	3,511,992	843,373
Total Income	7,057,983	1,410,126
Cost of lots sold	204,960	8,856
Gross Profit	6,853,023	1,401,270
Expenses
Advertising and Promotion	72,968	75,756
Bank Service Charges	100	1,254
Bookkeeping	80,005	68,750
Charitable contributions	-	2,500
Credit loss	804,084	-
Dues and Subscriptions	-	175
Interest expense	736	95,336
Legal Fees	102	-
Licenses and Permits	396	297
Management fees	226,482	374,363
Office supplies	825	741
Postage and Delivery	-	44
Professional Fees	74,637	142,245
Software	7,053	6,384
Subcontract labor	133,752	80,209
Travel - Ground Transport	-	345
Travel - Airfair	7,277	4,860
Travel - Lodging	2,484	6,758
Travel - Meals	-	231
Website	1,279	918
Total Expenses	1,412,180	861,166
Net Operating Income	5,440,843	540,104
Net Income	$5,440,843	$540,104

The accompanying notes are an integral part of the financial statements

F-5

ROCKSTAR CAPITAL GROUP LLC

NOTES TO UNAUDITED FINANCIAL STATEMENTS

FOR THE SEMIANNUAL PERIOD ENDED JUNE 30, 2025

NOTE 1 – DESCRIPTION OF BUSINESS

The Company commenced operations on October 5, 2022, and is an affiliate of Rockstar Capital Development Group, Rockstar Capital II, LLC, Rockstar Capital Development Group II, LLC, Rockstar Capital Development Group III, LLC, and all General Partners and Limited Partners associated with the aforementioned entities.

The Company was formed for the purpose of raising capital to engage in the business of investing in all forms of real estate, primarily by providing financing to affiliated and unaffiliated Borrowers (“Investment Activities”).

The Company intends to raise capital to engage in the business of investing in all forms of real estate, primarily by issuing short-term loans (“Investment Activities”), providing working capital and project financing (“Project Financing”), and/or land financing (“Land Financing”) to affiliated and unaffiliated individuals and/or entities (“Borrowers”).

The Borrowers plan to acquire, permit, and develop land in the southeastern United States (the “Borrower Properties”) for the purpose of resale of permitted lots (“Permitted Real Estate Lots”) to regional or national homebuilders, hedge funds, or other arm’s length buyers. In addition, the Company may invest in properties that the Company’s Manager considers to be desirable to acquire or develop, and therefore suitable for investment, either directly, or indirectly through partnerships or strategic relationships with arm’s length and affiliated real estate developers and builders (“Qualified Properties”).

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES Basis of Accounting

The accounting policies of the Company conform to accounting principles generally accepted in the United States of America.

Cash

The Company maintains its cash deposits at a bank. Cash deposits could, at times, exceed federally insured limits. As of June 30, 2025 there was no uninsured balance.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, if any, at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

There are no open federal or state tax years under audit. Financial Accounting Standards Board issued ASC 740-10, Accounting for Uncertainty in Income Taxes, which prescribed a comprehensive model for how a company should measure, recognize, present, and disclose in its financial statements uncertain tax positions that an organization has taken or expects to take. The Company adopted ASC 740-10 and has not taken any uncertain tax positions that require disclosure in the financial statements.

Fair Value of Financial Instruments

FASB ASC 825, Financial Instruments, clarifies the definition of fair value for financial reporting, establishing a framework for measuring fair value, and requires additional disclosure about the use of fair value measurements in an effort to make the measurement of fair value more consistent and comparable. The carrying amount of cash approximates fair value due to the short maturity of this financial instruments.

F-6

NOTE 3 – Assignment and Assumptions of Purchase Agreements and Land Lots Held

The Company holds a balance of $112,716 in Assignment Agreements, whether Purchase Agreements or Agreements to Buy and Sell Real Estate. Additionally, as of June 30, 2025, the Company held approximately $6,461,732 in Land Lots scheduled for resale.

NOTE 4 – NOTES RECEIVABLE

The Company has continued and intends to continue to purchase Promissory Notes from affiliates and others to build a steady stream of interest income. As of June 30, 2025, the Company holds $43,945,026 in such notes, with varying interest rates, which generally pay out on a monthly schedule. The maturity dates for the Notes also vary, with some being paid off in this quarter, and others extending though to June 1, 2026.

NOTE 5 – EQUITY AND FUTURE EQUITY

The Company is issuing a maximum of seventy-five thousand (75,000) Non-Voting Preferred Shares at a price of one thousand ($1,000) dollars per share, with a minimum purchase requirement of ten (10) shares or ten thousand ($10,000) dollars. The Class A Preferred Shares grant Investors the right to a non-cumulative, non-compounding Preferred Return of ten (10%) percent annually, anticipated to be paid quarterly.

Investors in the Class A Shares are also entitled to participate in a profit-sharing plan with the Company. This profit-sharing plan allows Investors to share in company profits—outside of those earmarked to pay the Preferred Return to Class A Members— and receive sixty (60%) percent of all such Company profits. The Manager will receive forty (40%) percent of such Company profits under the profit-sharing plan.

As of June 30, 2025, 52,959 shares were issued and outstanding.

NOTE 6 – SUBSEQUENT EVENT

The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the financial statements were available to be issued.

F-7

ITEM 4. EXHIBITS

None.

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ROCKSTAR CAPITAL GROUP LLC

By:	/s/ BRANDON ROOKS
Brandon Rooks
Chief Executive Officer

By:	/s/ KEVIN HICKS
Kevin Hicks
Chief Financial Officer/Chief Accounting Officer

Date: September 26, 2025

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